Exhibit E

RECENT DEVELOPMENTS

The information included in this section supplements the information about Panama contained in Panama’s annual report for the year ended December 31, 2005 on Form 18-K filed with the Commission on September 29, 2006, as amended. To the extent the information in this section is inconsistent with the information contained in such annual report, as amended, the information in this section replaces such information. Initially capitalized terms used in this section have the respective meanings assigned to those terms in such annual report, as amended.

Government

On January 2, 2007, Panama began a two-year term as a non-permanent member of the United Nations Security Council. Panama was elected to this post on November 7, 2006, after receiving 164 out of 192 United Nations General Assembly member votes. In addition to serving on the United Nations Security Council, Panama will preside over the United Nations Security Council Committee on Counter-Terrorism.

The Economy

During the third quarter of 2006, Panama’s economy grew in all sectors, except fisheries. Panama’s gross domestic product (“GDP”) registered a real increase of 8.6% in the third quarter of 2006 compared to the same period of 2005. Inflation, as measured by the end-of-period CPI, was 2.3% for the twelve months ending September 30, 2006, compared to 3.1% for the twelve months ending September 30, 2005, primarily due to a decrease in the growth of prices for food and beverages.

The agriculture sector grew an estimated 5.7% in the third quarter of 2006 compared to the same period of 2005 due in part to increased pineapple, banana, coffee and cattle exports. The fisheries sector declined an estimated 1.6% in the third quarter of 2006 compared to the same period of 2005 due in part to a decrease in shrimp and tuna exports. The commerce sector, excluding the Colón Free Trade Zone (or the “CFZ”), grew an estimated 9.1% in the third quarter of 2006 compared to the same period of 2005 due in part to an increase in the sale of food, automobiles and construction materials.

In the third quarter of 2006, the construction sector grew by an estimated 14.8% compared to the same period of 2005 due to the construction of condominiums, single family residences and government buildings, and the Government and the Panama Canal Authority’s investments in infrastructure. The mining sector grew an estimated 16.4% percent in the third quarter of 2006 compared to the same period of 2005 primarily due to continued high demand for cement and concrete as a result of increased construction activity. Manufacturing activity rose an estimated 3.4% in the third quarter of 2006 compared to the same period of 2005 due in part to increased production of furniture, glass, metal products and construction materials.

CFZ activities grew 18.1% in the third quarter of 2006 compared to the same period of 2005 due primarily to a rise in the demand for the CFZ’s services from Central America, Venezuela, and China. The hotels and restaurant sector grew an estimated 10.8% in the third quarter of 2006 compared to the same period of 2005 primarily due to increased tourism. The transportation sector grew 10.4% in the third quarter of 2006 compared to the same period of

2005 primarily due to an increase in port activities. Port activities grew 11.0% in the third quarter of 2006 compared to the same period of 2005 primarily due to the increased movement of containers. The telecommunications sector grew 17.4% in the third quarter of 2006 compared to the same period of 2005 primarily due to an increase in international calls and subscriptions for cellular phones and internet access. Panama Canal activities grew 10.7% in the third quarter of 2006 compared to the same period of 2005 primarily due to a rise in cargo tonnage and toll receipts.

The financial intermediation sector grew an estimated 17.0% in the third quarter of 2006 compared to the same period of 2005 primarily due to increased deposits and internal and external credit. The real estate sector grew an estimated 6.4% in the third quarter of 2006 compared to the same period of 2005 due in part to an increase in the number of residential home sales. The public administration sector increased 1.9% in the third quarter of 2006 compared to the same period of 2005.

The National Assembly approved Panama’s 2007 budget on December 20, 2006. The 2007 budget contemplates total expenditures of $7.376 billion, with budget estimates based on an anticipated 8.0% growth in nominal GDP and an anticipated consolidated non-financial public sector deficit of approximately $698.0 million (or approximately 3.9% of nominal GDP) for 2007.

Panama’s non-financial public sector balance for 2006 registered a preliminary surplus of approximately $87.8 million (or 0.5% of nominal GDP). The preliminary non-financial public sector surplus in 2006 is primarily a result of an increase in dividends received from the Panama Canal Authority and Banco Nacional de Panamá, the Panama Ports Company’s payment of $102 million in back fees, a rise in capital gains tax revenue and an increase in dividends received from partially privatized electric and telecommunications companies in which the Government maintains an interest. The methodology used to calculate the non-financial public sector deficit does not include expected Banco Nacional de Panamá dividends, the Panama Canal Authority’s net financial results or the savings generated by debt repurchase operations, all of which were included in the calculation prior to the Torrijos administration’s revision of the methodology in 2004. The revised methodology uses cash-based accounting standards.

In February 2007, Enel SpA (“Enel”), an Italian electricity company, paid $161.3 million to increase to 49% its overall ownership in Panamanian hydroelectric company EGE Fortuna S.A. (“Fortuna”). The Government currently owns 49.9% of Fortuna and a pension fund of the company’s employees holds the remaining 1%. Fortuna is one of Panama’s leading electricity companies, generating around 30% of the Panama’s power. Enel paid $150 million in August 2006 for a 24.55% share in Fortuna. Enel also owns hydroelectric plants in Costa Rica, Guatemala and Chile.

Law No. 22 of June 27, 2006 establishes a new system for government procurement in Panama. Law No. 22, which replaces Law No. 56 of December 27, 1995, creates an autonomous government agency under the supervision of the executive branch known as the Directorate General of Government Contracts that is responsible for the regulation and oversight of the government procurement process. Under Law No. 22, the President appoints and the Assembly ratifies the appointment of a General Director of the Directorate General of Government

Contracts. Law No. 22 creates an administrative tribunal to resolve appeals by Government contractors and requires that the Government’s procurement of goods and services below $300,000 be conducted through an electronic system known as “PanamáCompra”.

In July 2006, HSBC Holdings PLC entered into an agreement to acquire Grupo Banistmo, S.A. for approximately $1.8 billion. The acquisition, which was in the form of a cash tender offer, closed in November 2006. Grupo Banistmo, S.A. currently owns Panama’s largest bank.

On March 12, 2007, the Government announced plans for Singapore-based PSA International Pte. Ltd. to construct and operate a $100 million container terminal near the Pacific entrance of the Panama Canal. The container terminal, which is scheduled to be operational in 18 to 24 months, will be constructed at the former U.S. Rodman naval base.

Public Debt

As of February 28, 2007, Panama’s public sector external debt was equal to $7.837 billion, up from $7.788 billion as of December 31, 2006. Panama’s total public sector debt as of February 28, 2007 was $10.541 billion, up from $10.453 billion as of December 31, 2006.

On July 10, 2006, Panama entered into a $318.9 million bridge loan agreement with Barclays Bank PLC (the “Barclays Loan”). Panama used the proceeds to redeem a portion of its outstanding Brady Bonds. On July 17, 2006, Panama redeemed all of its outstanding Brady Bonds. On August 1, 2006, Panama issued U.S.$313,000,000 aggregate principal amount of 7.250% Global Bonds due 2015, the proceeds of which were used to repay the Barclays Loan.

As of February 28, 2007, outstanding Treasury Notes amounted to $815.1 million. In three monthly auctions from January 16, 2007 to March 20, 2007, Panama issued $110.7 million of zero-coupon Treasury Bills with short term maturities (1-year or less) in Panama’s capital markets. As of February 28, 2007, outstanding Treasury Bills amounted to $168.3 million.

On October 5, 2006, the World Bank approved a $60 million loan to support the initial phase of the Government’s public finance reform program, which will focus on restoring fiscal sustainability and improving fiscal transparency and public financial management. The fixed-spread loan is repayable in 18 years and includes a two-year grace period.

On March 1, 2006, the Inter-American Development Bank approved a $45 million loan for the first stage of a program to improve sanitation in low-income districts and reduce pollution of urban rivers and tributaries in the Panama City metropolitan area, including Panama Bay. The three-phase project is valued at $360 million and will receive further funding from Panama and the Government of Japan. On March 15, 2006, the Inter-American Development Bank approved a 20-year $100 million policy based loan to support Panama’s efforts to reduce its fiscal deficit, strengthen its social security system and prepare its economy for competition under its free trade agreements. The loan will be disbursed in two tranches, the first of which will be for $70 million. On July 26, 2006, the Inter-American Development Bank approved a 25-year $22.7 million loan to Panama for a program to prevent juvenile violence and improve security in municipalities with the highest rates of violence. The Ministry of Government and Justice will be in charge of the program, which will focus on the municipalities of Colón, David, Panama

City and San Miguelito, through strategic and comprehensive actions to prevent violence. On August 9, 2006, the Inter-American Development Bank approved a 20-year $27 million loan to Panama for the first phase of a sustainable development program to improve living conditions in the Chiriquí province. The total program cost will be $32 million, which includes an $5 million grant expected from the Global Environment Facility.

On October 4, 2006, the Inter-American Development Bank approved a 20-year $70 million loan for the first stage of a program to improve Panama’s road infrastructure. Panama will invest $35 million in the first phase of the program, which is part of the Plan Puebla Panama regional integration effort. The first stage of the program is expected to rehabilitate approximately 315 kilometers of paved highways and ensure the maintenance of approximately 1,135 kilometers of priority roads. The loan includes a six-year grace period and an adjustable interest rate. The Inter-American Development Bank may approve additional loans up to $100 million and Panama may invest up to $70 million for the next two phases of the program.

On May 24, 2006, Panama entered into a $80 million loan with the Andean Development Corporation to fund a program to rehabilitate and improve Panama’s highway system. The total cost of the program is estimated at $125 million, of which Panama will contribute $45 million. The program will be administered by the Department of Public Works.

On August 9, 2006, the Cabinet approved Panama’s accession to the Central American Bank for Economic Integration (“BCIE”). Panama will join the BCIE as a non-regional and non-founding member and pay a subscription of $57.6 million. Of this amount, $14.4 million will be paid in four annual installments beginning thirty days after Panama’s accession becomes effective. The balance of Panama’s subscription is callable only if required by the BCIE to meet its obligations for funds borrowed or loans guaranteed by it. The BCIE was established in 1960 to promote economic integration and development in Central America. It currently is comprised of five regional member countries and five non-regional member countries.

International Trade

On December 19, 2006, Panama announced the completion of negotiations for a free trade agreement with the United States. In 2005, more than 95 percent of Panama’s merchandise exports to the United States entered duty-free as a result of various trade preference programs designed to promote economic development, such as the Caribbean Basin Initiative and the Generalized System of Preferences. The free trade agreement with the United States will expand and secure those benefits for Panama in the long term. Upon effectiveness, the free trade agreement will eliminate nearly 90 percent of Panama’s tariffs on industrial goods immediately, with remaining tariffs phased out over 10 years.

On January 12, 2007, the National Assembly approved Law No. 7, which implements the free trade agreement signed with Chile in June 2006. Upon effectiveness, the free trade agreement will eliminate nearly 93 percent of Chile’s tariffs on goods immediately, with remaining tariffs phased out over 10 years.

Law No. 37 of November 8, 2006 approved the bilateral investment treaty signed with Mexico in October 2005.

IMF Relationship

Panama’s most recent standby agreement with the International Monetary Fund (“IMF”) expired in March 2002, and no new standby facility has been arranged. The IMF concluded its most recent Article IV review of Panama in February 2006. In this review, the IMF Executive Board noted Panama’s recent strong economic growth and reduction of unemployment. The IMF also commended the December 2005 social security reform, which according to the IMF was prepared with exemplary civil society engagement.

The Panama Canal

In April 2006, the Panama Canal Authority submitted to President Torrijos and the Cabinet Council its recommendation to build a new deeper and wider lane along the Panama Canal through the construction of a new set of locks that will double capacity. Water-saving basins will be built alongside the new locks, which will reuse 60 percent of the water in each transit, thereby eliminating the need for constructing dams, flooding and displacing communities along the Canal’s Watershed. In June and July 2006, the Cabinet Council and National Assembly, respectively, approved the $5.25 billion Panama Canal expansion plan. In a national referendum held on October 22, 2006, citizens of Panama approved the Panama Canal expansion plan, which is currently scheduled to begin in late 2007 and be completed by 2014.

The Panama Canal expansion plan provides that the project will be funded entirely by the Panama Canal Authority, either with its own resources or from borrowing to be repaid with its own resources and not with resources of the Republic of Panama. The Panama Canal Authority will obtain a portion of these resources through an increase in tolls. On January 25, 2007, the Panama Canal Authority’s Board of Directors gave authorization to proceed with a formal proposal to restructure the Canal’s pricing system, which includes proposals to raise tolls over a three-year period on container ships, passenger vessels, general and refrigerated cargo ships, tankers and vehicle carriers. The Panama Canal Authority is soliciting comments on the proposal through March 12, 2007.

In February 2007, the Panama Canal Authority awarded the financial advisory contract for the Panama Canal expansion to Japan’s Mizuho Corporate Bank. The contract includes reviewing the financial aspects of the Panama Canal Authority’s Master Plan and expansion proposal, providing strategic counsel on financing structures and strategies and creating and implementing an integrated financial model, among other items.

The Panama Canal Authority announced that toll revenues for the fiscal year ending September 30, 2006 reached $1.026 billion, an increase of 21.1% over fiscal year 2005.

On June 14, 2006, the Cabinet approved and presented to the National Assembly for approval the Panama Canal Authority’s budget for fiscal year 2007, allocating $176.4 million to the Canal’s investment program.

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